Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

October 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Hamill, Esquire

Re:	Nationwide Variable Insurance Trust
File Nos. 811-03213 and 002-73024

Dear Ms. Hamill:

On behalf of Nationwide Variable Insurance Trust (the "Registrant") and its series the DoubleLine NVIT Total Return Tactical Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on August 9, 2017, with regard to Post-Effective Amendment No. 199 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on June 22, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Principal Investment Strategies

1.
Comment: The "Principal Investment Strategies" section of the Fund Summary states that the Fund may invest in fixed or variable rate securities. Please consider adding corresponding risk disclosure that reflects the differences between fixed and variable rate securities to the "Principal Risks" section.

Response: The following disclosure has been added under "Interest rate risk":

The interest rate of fixed-rate securities is fixed at the time of purchase and does not fluctuate with general market conditions.  Floating-rate securities have interest rates that vary with changes to a specific measure, such as the Treasury bill rate.  Variable-rate securities have interest rates that change at preset times based on the specific measure.

2.
Comment: The "Principal Investment Strategies" section of the Fund Summary states that emerging market countries, "typically are developing and low- or middle-income countries, and include countries located in Latin America, Asia, Africa, the Middle East and Eastern Europe." Please consider revising the disclosure to state that emerging market countries include "certain countries located in Latin America, Asia, Africa, the Middle East and Eastern Europe."

Response: The Registrant has revised the disclosure as requested.

3.
Comment:  The "Principal Investment Strategies" section of the Fund Summary states that the Fund's subadviser, "may use forward foreign currency contracts, which are derivatives, to hedge against adverse foreign currency fluctuations." Please consider stating that forward foreign currency contracts are over-the-counter ("OTC") derivatives (which is discussed in Principal Risks).

Response: After further review with the Fund's subadviser, Registrant has removed investments in forward foreign currency contracts from the Principal Investment Strategies and Principal Risks.  As such, this comment is no longer relevant.

4.
Comment: The "Principal Investment Strategies" section of the Fund Summary states that the Fund may invest a "substantial portion" of its assets in mortgage-backed securities. Please indicate in the comment response letter (and the Fund Summary section, if appropriate) what percentage of the Fund's assets constitutes a "substantial portion."  If the Fund intends to invest more than 15% of its net assets in mortgage-backed or asset-backed securities, please explain in your response letter how the Fund's board will determine whether such investments are liquid, including with respect to the following factors: (i) existence of an

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active market for the asset, including whether the asset is listed on an exchange, as well as the number, diversity, and quality of market participants; (ii) frequency of trades or quotes for the asset and average daily trading volume of the asset (regardless of whether the asset is a security traded on an exchange); (iii) volatility of trading prices for the asset; (iv) bid-ask spreads for the asset; (v) whether the asset has a relatively standardized and simple structure; (vi) for fixed income securities, maturity and date of issue; (vii) restrictions on trading of the asset and limitations on transfer of the asset; (viii) the size of the fund's position in the asset relative to the asset's average daily trading volume and, as applicable, the number of units of the asset outstanding; and (ix) relationship of the asset to another portfolio asset.

Please provide your response to this item in advance correspondence.

Response: The following disclosure has been added to the second paragraph of the "Principal Investment Strategies" of the Fund Summary:

Nevertheless, the Fund normally invests at least 20% of its net assets, at the time of purchase, in mortgage-backed securities that are rated, at the time of investment, Aa3 or higher by Moody's Investor Service, Inc., AA- or higher by Standard & Poor's Rating Service; the equivalent by any other nationally recognized statistical rating organization ("NRSRO"); or, if unrated by an NRSRO, determined by the subadviser to be of comparable quality.

With respect to liquidity, in general, the Fund will not invest more than 15% of its net assets, in the aggregate, in illiquid securities.  The Trust has liquidity procedures under which liquidity determinations are made at the subadviser level, with oversight by NFA.  The Board has approved the liquidity procedures and provides additional oversight while receiving and reviewing reports on liquidity determinations.  To the extent that any portfolio investments (including mortgage-backed securities) are not liquid, the Fund will limit such illiquid holdings to a maximum of 15% of the Fund's net assets.

The Registrant has provided this correspondence in advance to the staff.

5.
Comment:  In the "Principal Investment Strategies" section of the Fund Summary, please consider providing additional disclosure regarding the types of mortgage- and asset-backed securities in which the Fund intends to invest (i.e., private, agency, non-agency, or non-investment grade).

Response: The following disclosure has been added under "Principal Investment Strategies":

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The Fund invests in mortgage-backed securities. Mortgage-backed securities may be either pass-through securities or collateralized mortgage obligations issued by U.S. government agencies, such as Ginnie Mae, Fannie Mae or Freddie Mac, or collateralized mortgage obligations issued by private issuers. The Fund may purchase many U.S. agency pass-through securities on a when-issued (also known as "to-be-announced") basis, and it may also purchase or sell such securities for delayed delivery. When entering into such a transaction, the Fund buys or sells securities with payment and delivery scheduled to take place in the future. The Fund may invest in mortgage-backed securities—either U.S. agency or privately-issued—of any credit quality. Nevertheless, the Fund normally invests at least 20% of its net assets, at the time of purchase, in mortgage-backed securities that are rated, at the time of investment, Aa3 or higher by Moody's Investor Service, Inc., AA- or higher by Standard & Poor's Rating Service; the equivalent by any other nationally recognized statistical rating organization ("NRSRO"); or, if unrated by an NRSRO, determined by the subadviser to be of comparable quality.

6.
Comment:  The "Principal Investment Strategies" section of the Fund Summary states that the Fund may invest a "substantial portion" of its assets in high-yield bonds. Please indicate in the comment response letter (and the Fund Summary, if appropriate) what percentage of the Fund's assets constitutes a "substantial portion" and further consider including a statement that high-yield bonds are speculative.

Response: The Fund may invest up to 25% of its net assets, at the time of purchase, in corporate high-yield securities.  Under normal circumstances, the combined total of corporate, sovereign, non-agency, and all other debt rated below investment grade will not exceed 40% of the Fund's assets.

In the third paragraph of the "Principal Investment Strategies" section of the Fund Summary, "a substantial portion of its portfolio" has been replaced with "up to 25% of its net assets, at the time of purchase." The following language was also added to the third paragraph:

Under normal conditions, the combined total of corporate, sovereign, mortgage-backed and all other debt rated below investment grade will not exceed 40% of the Fund's assets.

Regarding the speculative nature of high-yield bonds, the Registrant will add the requested disclosure as follows, "investing in high-yield bonds and other lower-rated bonds is considered speculative and may subject the Fund to substantial risk of loss."

U.S. Securities and Exchange Commission

7.
Comment: In the "Principal Investment Strategies" section of the Fund Summary, include an explanation of the "bottom-up approach" that the subadviser will use (i.e., see the explanation of "top-down approach) in the same section).

Response: The following disclosure has been added under "Principal Investment Strategies":

The subadviser selects individual securities within asset classes using a bottom-up approach, which involves the selection of securities based on their individual attributes regardless of broader national or economic factors.

Fund Summary: Principal Risks

8.	Comment: Please consider adding "Extension risk" as a separate heading within the "Mortgage- and asset-backed securities risks" disclosure, and include specific risk disclosure.

Response:  The Registrant notes that "Extension risk" is included as a separate heading within "Mortgage-backed securities risk" in the Item 9 section of the Prospectus and respectfully declines to add it to the Item 4 risk disclosure.

9.	Comment: With respect to "Country or sector risk," please consider adding disclosure that is more specific as to the countries or sectors in which the Fund will invest.

Response:  The Registrant respectfully declines to add such disclosure, as doing so may signal to investors that the Fund is limited to investing in only those countries or sectors that are listed in the Prospectus.  The Fund does not intend to limit itself to any particular countries or sectors.

10.
Comment:  With respect to "Corporate loans risk," please consider adding an explanation of how the Fund plans to meet short-term liquidity requirements in light of the potential for extended settlement periods or other liquidity constraints.

Response: The Registrant has added the following disclosure under "Corporate loans risk":

To meet redemption requests, the Fund may be forced to sell other securities or instruments that are more liquid, but at unfavorable times and conditions, which could result in lower returns.

11.	Comment: With respect to "Corporate loans risk," please consider adding disclosure explaining that investments in bank loans may not be securities and

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therefore may not be covered by the protections of the federal securities laws.

Response: The Registrant has added the following disclosure under "Corporate loans risk":

Furthermore, investments in corporate loans may not be considered "securities" for certain purposes under the federal securities laws, and therefore may not be entitled to rely on the antifraud protections of the federal securities laws.

Fund Summary: Portfolio Management

12.	Comment: Please disclose the identity of the Fund's subadviser in advance correspondence.

Response: The Fund's subadviser is DoubleLine Capital LP.

The Registrant has provided this correspondence in advance to the staff.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire